XTF INVESTORS TRUST

RULE 18f-3 PLAN FOR MULTIPLE CLASSES OF SHARES

WHEREAS, XTF Investors Trust (the “Trust") is a Delaware business trust, registered under the Investment Company Act of 1940, as amended (the "1940 Act"), with the Securities and Exchange Commission (the "SEC") as an open-end management investment company;

WHEREAS, pursuant to the terms of the Trust's Declaration of Trust, as well as the 1940 Act and the rules and regulations thereunder, the Board of Trustees of the Trust (the "Board") has authority to approve and authorize the issuance of, and has approved and authorized the issuance of each class of shares of beneficial interest (“Shares”) of each series of the Trust (individually a “Fund” and collectively the “Funds”) and each class of Shares (individually a “Class” and collectively the “Classes”) described in Appendix A and further described with regard to specific Classes in Appendix B, as may be amended from time to time;

WHEREAS, the Trust wishes to adopt this Plan for Multiple Classes of Shares (the "Multi-Class Plan"), which is a plan as contemplated by Rule 18f-3 of the 1940 Act; and

WHEREAS, at a meeting held on February 20, 2007, the Board, including a majority of the Trustees who are not interested persons of the Trust (as defined in section 2(a)(19) of the 1940 Act) (the "Independent Trustees"), approved and adopted this Revised Multi-Class Plan and determined that this Multi-Class Plan is: (a) in the best interest of the holders of Shareholder Class Shares of each Fund issuing those shares; (b) in the best interest of the holders of Investor Class Shares of each Fund issuing those shares and (h) in the best interests of the Trust as a whole;

NOW THEREFORE, this Multi-Class Plan, as appended, and as may be amended from time to time, shall remain in effect until such time as the Board terminates this Multi-Class Plan.

IN WITNESS WHEREOF, the Trust has executed this amended Multi-Class Plan as of the 6th day of March 2007.

XTF Investors Trust

By:  __/s/ Andrew Rogers __________

Andrew Rogers, Treasurer

APPENDIX A

 RULE 18F-3 PLAN FOR MULTIPLE CLASSES OF SHARES

1.

FUNDS AND CLASSES AS OF FEBRUARY 20, 2007

Each of the following Portfolios of XTF Investors Trust has

Class I, Class R, Class A and Class C Shares:

TARGET DATE PORTFOLIOS XTF 2010 ETF PORTFOLIO XTF 2020 ETF PORTFOLIO XTF 2030 ETF PORTFOLIO XTF 2040+ ETF PORTFOLIO	TACTICAL ALLOCATION PORTFOLIOS XTF CONSERVATIVE ETF PORTFOLIO XTF MODERATE ETF PORTFOLIO XTF AGGRESSIVE ETF PORTFOLIO	TACTICAL ROTATION PORTFOLIOS XTF SECTOR ROTATION ETF PORTFOLIO XTF COUNTRY ROTATION ETF PORTFOLIO

2.  ALLOCATION OF CLASS EXPENSES

With respect to each Fund, each shareholder class of said Fund represents an interest in the same portfolio of securities of the Trust and has no exchange privileges or conversion features within that Fund. Each class of shares shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(a)

expenses related to the distribution of a class of shares or to the services provided to shareholders of a class of shares shall be borne solely by such class;

(b)

each class will bear different Class Expenses (as defined below);

(c)

each class will have exclusive voting rights with respect to matters that exclusively affect such class and separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and

(d)

each class will bear a different name or designation.

The Board, acting in its sole discretion, has determined that the following expenses attributable to the shares of a particular class ("Class Expenses") will be borne solely by the class to which they are attributable:

(1)

asset-based distribution, account maintenance and shareholder service fees, and

(2)

extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular class.

Investment advisory fees, custodial fees, and other expenses relating to the management of a Fund's assets shall not be allocated on a class-specific basis.

3.  ALLOCATION OF FUND INCOME AND EXPENSES

Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class pursuant to Section 2 above, shall be allocated to each class of a Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

4.  EXPENSE WAIVERS OR REIMBURSEMENTS

All expense waivers or reimbursements will be in compliance with Rule 18f-3 issued under the 1940 Act.

5.  AMENDMENTS

This Multi-Class Plan may not be amended to change any material provision unless such amendment is approved by a vote of the majority of the Board, including a majority of the Trustees who are not interested persons of the Trust, based on its finding that the amendment is in the best interest of each class individually and the Trust as a whole.

6.  EXCHANGES

Shares of a Fund may be exchanged without payment of any exchange fee for shares of another Fund of the same Class at their respective net asset values, provided said Funds are advised by the Same Adviser.

 XTF INVESTORS TRUST

RULE 18F-3 PLAN

APPENDIX B

CLASS DISTRIBUTION AND SHAREHOLDER SERVICES FEES

Class I Shares are offered at their net asset value per share, with no front-end and no contingent-deferred sales charge.   Class I shares have no 12b-1 fees and no shareholder servicing fees.  The minimum initial investment for Class I Shares is $ 1,000.

Class R Shares are offered at their net asset value per share, with no front-end and no contingent-deferred sales charge. Class R Shares are subject to a Rule 12b-1 distribution/shareholder servicing fee (as provided for by the Trust’s Distribution Plan Pursuant to Rule 12b-1 under the Investment Company Act of 1940) of 0.50% of the average daily net assets of each portfolio. The minimum initial investment for Class R Shares is $ 1,000.

Class A Shares are offered at their net asset value per share, with a front-end sales load of 5.75%.  Full or partial waivers of the Sales Charge are available depending on the level of investment pursuant to the terms of the Prospectus.  If you buy Class A shares for $1,000,000 or more you will not pay an initial sales charge, but your shares will be subject to a 1% CDSC if sold within 18 months. Class A Shares are subject to distribution/shareholder servicing fees (as provided under the Distribution Plan and Pursuant to Rule 12b-1 under the Investment Company Act of 1940) of 0.25% of the average daily net assets of each portfolio. The minimum initial investment for Class A Shares is $ 1,000.

Class C Shares are offered at their net asset value per share, with a front end sales load of 1.00% and a contingent deferred sales charge of 1.00% on shares that are sold within twelve months of their purchase. In some circumstances, these sales charges may be waived for certain investors, as specified in the Funds’ Prospectus. There will be no contingent deferred sales charge on shares acquired through reinvestment of dividends. The contingent deferred sales charge will be based on the original purchase cost or the current market value of the shares being sold, whichever is less. The minimum initial investment for Class C Shares is

$ 1,000.

Notwithstanding the foregoing, the aggregate amounts of any asset-based distribution and/or account maintenance fee paid by the Trust shall not exceed such amount as is permitted under Rule 2830 of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), as amended from time to time, and any other rules or regulations promulgated by the NASD or the SEC applicable to mutual fund distribution and service fees.